Exhibit 99.31

For Immediate Release

Novadaq to Release Q3-2011 Financial Results on November 4 –

Conference Call to Follow

Toronto, Ontario – October 24, 2011 – Novadaq® Technologies Inc. (TSX: NDQ), a developer of real-time imaging systems for use in the operating room, will announce its third quarter 2011 financial results before markets open on Friday, November 4, 2011.

Novadaq is pleased to invite all interested parties to participate in a conference call on November 4th, at 8:30 a.m. Eastern Time, during which the results will be discussed.

Those wishing to access the live conference call by telephone should dial 877-407-8031 (within Canada and the United States) or 201-689-8031 (international callers) several minutes prior to the beginning of the call. A telephonic replay of the conference call will be made available until midnight on December 4, 2011 and can be accessed by dialing 877-660-6853 (within Canada or the United States) or 201-612-7415 (international callers) and entering the account number 286 and the conference identification number 381806 when prompted.

The conference call will be broadcast live over the Internet, hosted at the Company’s website at http://www.novadaq.com under the “Events” tab in the “Investors” section and will be archived online for 365 days. In addition, a replay of the call will be available for download to a portable audio player or computer, as an MP3 or podcast file, at the same location on Novadaq’s website.

About Novadaq Technologies Inc.

Novadaq Technologies develops and markets real-time fluorescence imaging technologies for use in the operating room. The Company’s core technology platform, SPY imaging, provides clinically relevant, anatomic and physiologic images during a wide variety of complex open and minimally invasive surgical (“MIS”) procedures. SPY empowers surgeons treating life-threatening illnesses such as breast, colon and other cancers and cardiovascular disease to more effectively treat vascular blockages and assess tissue perfusion. More than 40 peer-reviewed publications demonstrate that SPY imaging leads to fewer post-operative complications and reduced hospital costs. The SPY imaging System is cleared by the United States Food and Drug Administration (“FDA”) for real-time use during open and MIS surgical procedures. The endoscopic SPY System combines all of the capabilities of SPY imaging with state-of-the-art high definition (“HD”) visible light visualization offered by conventional endoscopes. Novadaq announced its first alliance with Intuitive Surgical®, Inc., in

- more -

January 2009, to integrate SPY Imaging into the 3-D HD imaging capabilities of the da Vinci® Surgical Robotic System. The integrated system received FDA 510(k) clearance to market in February 2011. In addition, in September 2010, Novadaq entered into an exclusive North American sales and marketing alliance with LifeCell™ Corporation, a Kinetic Concepts (“KCI”), Inc. Company, for SPY in open plastic and reconstructive, gastrointestinal and head and neck surgery. Novadaq’s cardiac surgery products, including SPY imaging for cardiac applications and a Heart Laser™ System targeted at improving heart surgeries, are marketed through a direct sales team. For more information, please visit the Company’s website at http://www.novadaq.com.

Forward-Looking Statements

Certain statements included in this press release may be considered forward-looking. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on Novadaq’s current beliefs as well as assumptions made by and information currently available to Novadaq and relate to, among other things, results of future clinical tests of PINPOINT endoscopic technology, autofluorescence technology and the SPY Imaging System, anticipated financial performance, business prospects, strategies, regulatory developments, market acceptance and future commitments.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by Novadaq in its public securities filings actual events may differ materially from current expectations. Novadaq disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Note: LifeCell™ is a business unit of Kinetic Concepts, Inc. Intuitive Surgical and da Vinci are registered trademarks of Intuitive Surgical.

- ### -

Investor Relations Contact

David C. Martin

Vice President, Business Development and Investor Relations

Novadaq Technologies Inc.

905-629-3822 ext: 218

dmartin@novadaq.com